James Stevens 404.885.3721 telephone 404.885.3900 facsimile james.stevens@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

June 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	United Community Banks, Inc. Registration Statement on Form S-4 Filed May 17, 2017 File No. 333-218065

Dear David:

On behalf of our client, United Community Banks, Inc. (the “Company,” “we,” “us” or “our”), we have set forth herein the Company’s response to the comment received telephonically on June 5, 2017 from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), with respect to the Registration Statement on Form S-4 filed by the Company on May 17, 2017 (File No. 333-218065) (the “Registration Statement”).

For your convenience, we have set forth a summary of the comment received telephonically in bold typeface and have included the Company’s response below it.

1.	Please provide your analysis as to how you determined HCSB Financial Corporation’s eligibility for incorporation by reference.

Response

The Company respectfully submits that HCSB Financial Corporation (“HCSB”) meets the requirements of General Instruction I.A of Form S-3 and the minimum public float requirements of General Instruction I.B.1 of Form S-3 and, therefore, also meets the requirements of General Instruction C.1.a of Form S-4 with respect to incorporation by reference into Form S-4.

Atlanta     BEIJING     CHARLOTTE     Chicago     Hong Kong     New York     Orange County     Portland     RAleigh

Richmond     San Diego     San francisco     Shanghai     Tysons Corner     Virginia Beach     Washington, DC

David Gessert

United States Securities and Exchange Commission

June 8, 2017

Specifically, with respect to the minimum public float requirements of General Instruction I.B.1 of Form S-3, as of April 6, 2017, there were 495,763,940 shares of HCSB’s common stock outstanding, of which 268,522,557 shares were held by affiliates of HCSB and 227,241,383 were held by non-affiliates of HCSB. The last reported sale price for HCSB’s common stock on April 6, 2017 was $0.38 per share. As a result, the aggregate market value of HCSB’s common equity held by non-affiliates of HCSB was $86,351,726 at close of business on April 6, 2017.

In preparing our response to the Staff’s comments, the Company acknowledges that:

•    should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions about the Registration Statement or this response to the Comment Letter. I can be reached at (404) 885-3721.

Thank you for your prompt attention to this matter.

Sincerely,

/s/ James Stevens

James Stevens

cc:	Jimmy C. Tallent